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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                 Amendment No. 1
                                       to
                                   SCHEDULE TO
                                  (Rule 13e-4)
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                             ----------------------

                            Nanometrics Incorporated
         (Name of Subject Company (Issuer) and Filing Person (Offeror))
                             ----------------------

            Options to Purchase Common Stock, No Par Value Per Share
                         (Title of Class of Securities)
                             ----------------------

                                    630077105
          (CUSIP Number of Class of Securities Underlying Common Stock)
                             ----------------------

                                 John D. Heaton
                             Chief Executive Officer
                            Nanometrics Incorporated
                               1550 Buckeye Drive
                           Milpitas, California 95035
                                 (408) 435-9600
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
                             ----------------------

                                   Copies to:
                              Aaron J. Alter, Esq.
                        Wilson Sonsini Goodrich & Rosati,
                            Professional Corporation
                               650 Page Mill Road
                        Palo Alto, California 94304-1050
                                 (650) 493-9300

                            CALCULATION OF FILING FEE

=====================================================================+==========
    Transaction Valuation*                        Amount of Filing Fee**
--------------------------------------------------------------------------------
        $8,260,104.20                                    $759.93
================================================================================
 * Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,962,020 shares of common stock of Nanometrics Incorporated having an aggregate value of $8,260,104.20 as of November 7, 2002 will be exchanged or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the closing price of Nanometrics' shares on November 7, 2002. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $92 for each $1,000,000 of the value of the transaction.

**  Previously paid.

[ ] Check  the  box if any  part  of the  fee is  offset  as  provided  by  Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   Not applicable.
Form or Registration No.: Not applicable.
Filing party:             Not applicable.
Date filed:               Not applicable.


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    [ ] third party tender offer subject to Rule 14d-1.
    [X] issuer tender offer subject to Rule 13e-4.
    [ ] going-private transaction subject to Rule 13e-3.
    [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]


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

         This final amendment to the Tender Offer Statement on Schedule TO (the "Statement") originally filed by Nanometrics Incorporated, a California corporation ("Nanometrics" or the "Company"), with the Securities and Exchange Commission on November 12, 2002, reports the results of the Company's offer to exchange options to purchase an aggregate of 1,962,020 shares of the Company's common stock. The options subject to the offer to exchange had been granted under either the Company's 1991 Stock Option Plan or its 2000 Employee Stock Option Plan with exercise prices equal to or greater than $10.00 per share and were held by eligible employees. Eligible employees who elected to participate in the offer to exchange were also required to exchange any other options, regardless of exercise price, that were granted to them since May 12, 2002. The options that were accepted pursuant to the offer to exchange will be exchanged for new options to be granted under the Company's 2000 Employee Stock Option Plan or its 2002 Nonstatutory Stock Option Plan (the "New Options"), upon the terms and subject to the conditions set forth in (i) the Offer to Exchange, dated November 12, 2002 (the "Offer to Exchange"); (ii) the related letter from Vincent J. Coates, dated November 12, 2002; (iii) the Election Form; and (iv) the Withdrawal Form. These documents, as they may be amended or supplemented from time to time, together constitute the "Disclosure Documents." An "eligible employee" refers to all persons who were employees of the Company on November 12, 2002, who are residents of the United States and who remain employees of the Company through the date on which the New Options are granted. Non-employee directors were not eligible to participate in the exchange offer.

         The information contained in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated by reference in answer to the items required in this Schedule TO. Except as amended hereby, all of the terms of the offer to exchange and all disclosure set forth in the Statement remain unchanged.

Item 4.    Terms of the Transaction.

         Item 4 of the Statement is hereby amended and supplemented to add the following:

         The Offer to Exchange, including all withdrawal rights, expired at 5:00 p.m., Pacific Time, on Friday, December 13, 2002. Pursuant to the Offer to Exchange, the Company has accepted for cancellation options to purchase an aggregate of 362,619 shares of its common stock granted under its 1991 Stock Option Plan and options to purchase an aggregate of 1,206,401 shares of its common stock granted under its 2000 Employee Stock Option Plan. We will promptly send to each Eligible Employee whose options were accepted in pursuant to the offer to exchange a Promise to Grant Stock Option, substantially in the form of Exhibit (a)(1)(e). Subject to the terms and conditions of the Offer to Exchange, the Company will grant New Options to purchase an aggregate of 1,412,121 shares of its common stock sometime on or after June 17, 2003 in exchange for the options tendered and accepted pursuant to the Offer to Exchange.

                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

                                          NANOMETRICS INCORPORATED


                                          /s/ John D. Heaton
                                          --------------------------------------
                                          John D. Heaton
                                          President and Chief Executive Officer


Date:  December 20, 2002